Recursos Montana S.A.
1st Street, #3, Cerros del Atlantico
Pureto Plata, Dominican Republic

Securities Exchange Commission

Re:                   Recursos Montana S.A. (the “Company”)
-	SEC Comment Letter dated August 31, 2012

In response to the SEC Comment Letter dated August 31, 2012, the Company has filed Amendment no. 2 to the Registration Statement (the “Registration Statement”).  Our responses to your comments are set out in detail below.

1.
We note the text added to page 14 responsive to prior comments 14 to 16 and reissued in part.   Please revise to discuss the components of each phase of your plan in greater specificity, including who will conduct the work, how you calculated the cost of each phase, and how you will determine the advisability of proceeding with phase two.   Additionally, please address the parameters of your claim and the extent to which you will need to negotiate additional agreements for the right to undertake the activities in each phase, given that you do not own the approximately 185 acres.

We have revised the section titled “Properties – Vunidawa Gold Claim – Conclusions and Recommendations” on page 14 by inserting the following disclosure:

“Phase I will consist of air photo interpretation of the mineral structures on the Vunidawa Gold Claim.  It is expected that approximately 4.8 line kilometers of magnetic and very low frequency electromagnetic (VLF-Em) surveying will be completed on the Vunidawa claim.  It is hoped that this work will identify VLF-EM conductors and alterations.   The Company will contract with its geologist to fly a multi-sensor airborne geophysical survey over the entire Vunidawa claim.  It is expected that approximately 750 line kilometers of combined magnetic and radiometric measurements at line spacing of 150 meters will be completed.  Once this information has been obtained and analyzed, a geological mapping of the results will be undertaken to determine future areas of interest and mineralization.   In addition to the air photo, a geochemical sampling program will be undertaken where soil, stream sediment and rock samples will be collected for assaying.   These assays will concentrate on gold, mercury and other minerals which might be present on the Vunidawa.   It is estimated that between 100 and 150 samples will have to be taken and assayed.   It is expected that these samples will have to be collected with a hand auger (a tool used for boring into the soil) at depths ranging from 10 to 90 cm before the surface with approximately 50 meter spacing between them.   All samples to be obtained will be analyzed for any mineralization by a local laboratory in Fiji using industry standard ICP-mass spectrometry methods with hot aqua solution.   All exploration activities on the Vunidawa Claim will be conducted according to generally accepted exploration procedures with methods and preparation that are consistent with generally accepted exploration practices.

The cost of completing each phase of Phase I based on the McAdams’ report is as follows:

Phase I	Fijian Dollars	U.S. Dollars

Airborne geophysical surveying	$ 10,200	$ 5,630
Geological mapping	9,800	5,416
Geochemical surface sampling (including sample collection and assaying)	27,500	15,180

Total exploration costs per Phase I	$ 47,500	$ 26,226

Due to the fact that we entered into a verbal agreement with Mr. McAdams in October 2010 and the Company was unable to immediately commence with its exploration activities, Mr. McAdams, who now has other commitments, is not available as hoped for undertaking the work previously discussed with him.  Management will have to seek another geologist to undertake its exploration work in the near future.

Once the geologist has analyzed the results of Phase I and discussed the results with the Board of Directors a decision will be made by the Directors as to whether to precede with Phase II.   Depending on the results of Phase I, we will follow-up with a diamond drill program on the Vunidawa Gold Claim.  The drill program will focus on key targets identified in the Phase I exploration program and will total approximately 1,000 to 1,500 feet of diamond drilling.  We anticipate that the drill program will take one month to complete and will cost approximately $200,000.

The Company has the sole rights to the minerals on the Vunidawa Claim and will not have to negotiate with any third party to undertake its exploration work.   The mineral rights will remain with the Company until such time as either the Company abandons the claim or transfers the mineral rights to a third party when entering into a joint venture.”

2.	Also, please supplementary provide the “geological evaluation report”.

The geological evaluation report has been included as Exhibit A to this letter.

3.
We note your response to prior comment 12 and 20.  Please provide a complete, written summary of the oral agreement with Mr. McAdams as an exhibit and revise page 38 of your prospectus to identify “the consulting geologist currently conducting the exploratory work on the Vunidawa Gold Claim.”  It appears that your exhibit and revised disclosure should address your arrangements with Mr. McAdams regarding the current exploration at $350 per day as well as the 2010 undertaking to investigate and provide a geological report.  In this regard, it is unclear why your prospectus disclosure does not address when the daily exploration began and whether it has continued since that date.  Please revise accordingly.

We have set out the following disclosure of the oral agreement with Mr. McAdams in Exhibit 99.2:

"During the last couple of days of October 2010, Luis Rodriguez contacted an attorney he knew in Fiji named Mr. Prakash Sharma in hopes that his law firm would recommended a geologist to visit a mineral claim his company, Recursos Montana, has acquired from one of Mr. Sharma’s clients, Morris Ventures LLC.  Mr. Sharma recommended Mr. James McAdams, Professional Geologist, who had been a geologist for the past thirty-five years and was a member of the Geological Society of Fiji.   Mr. Sharma explained to Mr. McAdams that he had been approached by Mr. Rodriguez, a resident of the Dominical Republic, who had acquired a mineral claim called Vunidawa Gold Claim which is located near the City of Korovou in Fiji.   He indicated that Mr. McAdams should visit the Vunidawa Claim in order to prepare a geological report including a recommended exploration program, if the mineral claim warranted it.  Mr. McAdams was advised that the geological report he would be preparing might be used in a filing statement with the United States Securities and Exchange Commission and therefore would have to comply with their requirements.   No written agreement was entered into between Recursos Montana and Mr. McAdams.

It was also indicated that once the visit to the Vunidawa Claim and the geological report was completed Mr. McAdams’ services would not be required on a continual basis.    It was not said but the feeling on the part of management of Recursos Montana was that any future exploration work would be directed to Mr. McAdams."

In response to Mr. McAdams providing us with consulting services on a going forward basis, we advise that due to the fact that the verbal agreement was entered into in October 2010 and the Company was unable to immediately commence with its exploration activities, Mr. McAdams, who now has other commitments, is not available as hoped for undertaking the work previously discussed with him.  Management will have to seek another geologist to undertake its exploration work in the near future.

In addition to the above exhibit under 99.2, the Company has changed the wording on page 33 to read as follows:

“We plan to enter into a verbal arrangement with a consulting geologist who will be conducting the exploratory work on the Vunidawa Gold Claim under Phase I whereby we anticipate that we will pay him approximately $350 per day.  As such consulting geologist has not been engaged at this time, there is no assurance that we will be able to retain such consulting geologist or that the fee will be $350 per day.”

Since the exploration work under Phase I has not yet been done the following wording has been inserted on page 33.

“The exploration work under Phase I has not yet begun.”

4.
Please remove the statement “I am admitted to practice in California and Arizona, but not admitted to practice in the State of Nevada.  However, I am generally familiar with the General Corporation Laws of the State of Nevada…”

Please refer to Exhibit 5 for the amended legal opinion.

Yours very truly
Recursos Montana S.A.

“LUIS A. G. RODRIGUEZ
Luis A. G. Rodriguez
Chief Executive Officer, President
and Director

Exhibit A - Geological Report

SUMMARY OF EXPLORATION

ON THE VUNIDAWA PROPERTY KOROVOU, FIJI

Vunidawa Gold Claim

(MINING TENEMENT 1225)

Latitude 17º49'12” South

Longitude 178º 21' 00” East

For Recursos Montata S. A. 1st Street #3

Cerros del Atlantico

Puerto Plata

Dominican Republic

by

James McAdams

November 5, 2010

SUMMARY

Recursos Montana S. A. has purchased a 100% interest in Vunidawa Gold Claim. The property consists of one – 9 unit claim block containing 72.5 hectares which have been staked and recorded with the Mineral Resources Department of the Ministry of Energy and Mineral Resources of the Government of the Republic of Fiji.

Vunidawa Gold Claim, located about 60 km Southwest of the city of Korovou, Fiji, and 65 km Northwest of Nausori, Fiji, is a gold exploration project, located 40 km East of the past producing Korovou Gold Mine. The claims are accessible by all weather government maintained roads to the town of Korovou (to the Southwest) and to Suva to the South East. Year round deep sea port facilities at Suva and the skilled population base found between Korovou and Suva is readily available.

The past producing mines yielded 1.11 million ounces of gold during the years 1956 and 2002.

The property is underlain by rocks of the Savura Volcanic Group and is derived from a potassium-rich magma of shoshonite association evolving from an absarokite parent magma to shoshonite, bankite and monzonite derivates.

Past work on Vunidawa Gold Claim since 2002 has indicated the presence of sulphide mineralization containing gold and silver values.

A recommended two phased mineral exploration program consisting of air photo interpretation, geological mapping, geochemical soil sampling and geophysical surveying will enhance the targets for diamond drilling. This exploration program to fully evaluate the prospects of the Vunidawa Gold Mine, at a cost of FJD$40,500, is fully warranted to be undertaken.

INTRODUCTION

In 2010, Recursos Montana S. A. acquired a 100% interest in the Vunidawa Gold Claim (Mining Tenement 1225) that was staked to cover gold zones within the similar Tavua Volcanic Group of rocks that host zones that were mined at the Korovou Gold Mine. Korovou Gold Mine is located approximately 40 kilometers to the east of the Vunidawa Gold Claim, produced in excess of 105,000 ounces of gold annually and is currently being reactivated on a limited basis.

The tenement is located 60 kilometers Southwest of Korovou, Fiji.

Previous exploration work to investigate the mineral potential of the property has outlined some favourable areas for continued exploration and development.

This report was initiated by the President of Recursos Montana S. A. to summarize the exploration potential of the Vunidawa Gold Claim and its mineral prospects, to be filed with the appropriate regulatory bodies.

DISCLAIMER

In order to write the report, historical and current geological reports of the area and of the property were reviewed. A visit to the area of the property was made in November, 2010 for the purpose of evaluating the exploration potential of the area. The reports by previous qualified persons as presented from a literature search of the Mineral Resources Department of the Ministry of Energy and Mineral Resources of the Government of the Republic of Fiji in its annual reports, papers, Geological Survey maps and assessment reports provide most of the technical basis for this report.

PROPERTY DESCRIPTION AND LOCATION

Vunidawa Gold Claim project consists of 1 unpatented mineral claim, located 60 kilometers Southwest of the town of Korovou, Fiji  at UTM co-ordinates Latitude 1757’00”S and Longitude 17821’00”E. The mineral claim was assigned to Recursos Montana S. A. by Morris Ventures LLC. and the said assignment was filed with the Mineral Resources Department of the Ministry of Energy and Mineral Resources of the Government of the Republic of Fiji.

There are no known environmental concerns or parks designated for any area contained within the claims. The property has no encumbrances.  As advanced exploration proceeds there may be bonding requirements for reclamation.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND TOPOGRAPHY

Vunidawa Gold Claim is accessible from Korovou, Fiji by traveling on the country’s only highway system which for the most part consists of one lane in each direction and by taking an all weather gravel road. The town of Korovou has an experienced work force and will provide all the necessary services needed for an exploration and development operation, including police, hospitals, groceries, fuel, helicopter services, hardware and other necessary items. Drilling companies and assay facilities are present in Korovou.

Vunidawa Gold Claim lies at an elevation of 1,210 feet near the southeast end of the Nakanai Mountain Range. The main mountain ridge has a maximum peak of 2,642 feet with steep east facing slopes.

Tropical mountain forests grow at lower elevations in the northwest corner of the claim and good rock exposure is found along the peaks and ridges in the eastern portion of the claim.

The climate is mild year round with the rainy season falling from May to October.

HISTORY

Gold was first reported in the area by Fijian and British prospectors over 50 years ago. Mineral lode claims were recorded in 1956 in the surrounding areas.

Numerous showings of  mineralization have been discovered in the area and six prospects have achieved significant production, with the nearby Korovou Gold Mine (40 kilometers away) producing 105,000 ounces of  Gold annually.

During the 1990’s several properties west of Vunidawa Gold Claim were drilled by junior mineral exploration companies.

Recursos Montana S. A. is preparing to conduct preliminary exploration work on the property.

GEOLOGICAL SETTING

REGIONAL GEOLOGY OF THE AREA

Fiji lies at the midpoint of opposing Tonga Kermadec and new Hebrides convergence zones, separated from the actual convergence zones by two extensional backarc basins which are the North Fiji Basin to the west and the Lau Basin to the east in addition to a series of transform faults including the Fiji Fracture Zone and the Matthew Hunter Ridge. Many of the reconstructions of the past configuration of the is part of the Pacific indicate, however, that Fiji was not so long ago an integral part of the Pacific “Rim of Fire”; the complex plate boundary between Pacific and the Indo Australia plates; a boundary which is well recognized as the locus of several major world-class porphyry coppergold and epithermal gold systems.

STRATIGRAPHY

The principal bedded rocks for the area of Vunidawa Gold Claim (and for most of Fiji for that matter) are Volcanic rocks which are exposed along a wide axial zone of a broad complex.
Gold at the Korovou Gold Mine (which, as stated above, is in close proximity to the Vunidawa Gold Claim) is generally concentrated within extrusive volcanic rocks in the walls of large volcanic caldera.

INTRUSTIVE

The main igneous intrusions consist of the Medrausucu consisting of tholetic gabbros, tonalities and trondjhemites. Age data indicate that the intrusive stocks are intermediate in age between Savura Volcanic Group rocks west of the area and the younger Tertiary Wainimala Group rocks exposed to the east.

Theoletic Gabbros, for example, are generally are a greenish or dark coloured fine to coarse grained rock. Irregular shaped masses of so called "soda granite" are seen in both sharp and gradational contact with the diorite. The different phases of Medrausucu are exposed from north of the Vunidawa Gold Claim to just east of the town of Korovou and are principal host rocks for gold veins at the Korovou Gold Mine.

STRUCTURE

Repeated cycles of folding, faulting and deformation has created a complex structural history in the Korovou area. Major faults strike north and northeasterly and coincide with zones of the Savura Volcanic Group. The principal shear direction changes from northwest in the area of the Korovou Gold Mine to north south in the area north of Korovou.

The major transform fault areas are the Fiji Fracture Zone and the Hunter Fracture Zone. One system consists of a set of perpendicular fractures, which strike approximately at right angles to each other, and at acute angles to the trend of formations. The other system consists of two sets of fractures with opposing dips, but which strike parallel to each other and to the trend of the overall formations. The first system contains the principle veins of the area and are younger than the second system. The Savura Volcanic Group represent the most important and continuous fractures in the first system.

DEPOSIT TYPES

On a regional basis this area of Fiji is notable for epo-thermal type gold deposits of which the Korovou Gold Mines are typical examples.

Mineralisation is located within a large fractured block created where prominent northwest-striking shears intersect the northstriking caldera fault zone. The major lodes cover an area of 2 km2 and are mostly within 800m of the surface. Lodes occur in three main structural settings:

(i)           steeply dipping northweststriking shears;
(ii)          flatdipping (1040) fractures (flatmakes); and
(iii)        shatter blocks between shears.

Most of the gold occurs in tellurides and there are also significant quantities of gold in pyrite.

MINERALIZATION

No mineralization has been reported for the area of the property but structures and shear zones affiliated with mineralization on adjacent properties pass through it.

EXPLORATION

Previous exploration work has not to the author’s knowledge included any attempt to drill the structure on Vunidawa Gold Claim. Records indicate that no detailed exploration has been completed on the property.

PROPERTY GEOLOGY

To the east of the property is intrusives consisting of rocks such as tonalite, monzonite, and gabbro while the property itself is underlain by the Savura Volcanic Group sediments and volcanics. The property lies on the Fiji Fracture Zone. The intrusives also consist of a large mass of granodiorite towards the western most point of the property.

The Savura Volcanic Group consists of interlayered chert, argillite and massive andesitic to basaltic volcanics. The volcanics are hornfelsed, commonly contain minor pyrite, pyrrhotite.

DRILLING SUMMARY

No drilling is reported on Vunidawa Gold Claim.

SAMPLING METHOD; SAMPLE PREPARATION; DATA VERIFICATION

All the exploration conducted to date has been conducted according to generally accepted exploration procedures with methods and preparation that are consistent with generally accepted exploration practices. No opinion as to the quality of the samples taken can be presented.

No other procedures of quality control were employed and no opinion on their lack is expressed.

ADJACENT PROPERTIES

The adjacent properties are cited as examples of the type of deposit that has been discovered in the area and are not major facets to this report.

INTERPRETATIONS AND CONCLUSIONS

The area is well known for numerous productive mineral occurrences including the Korovou Gold Mines. The locale of the Vunidawa Gold Claim is underlain by the same rock units of the Savura Volcanic Group that are found at those mineral occurrence sites.

These rocks consisting of cherts and argillites (sediments) and andesitic to basaltic volcanic have been intruded by granodiorite. Structures and mineralization probably related to this intrusion are found throughout the region and occur on the claim. They are associated with all the major mineral occurrences and deposits in the area.

Mineralization found on the claim is consistent with that found associated with zones of extensive mineralization. Past work however has been limited and sporadic and has not tested the potential of the property.

Potential for significant amounts of mineralization to be found exists on the property and it merits intensive exploration.

RECOMMENDATIONS

A two phased exploration program to further delineate the mineralized system currently recognized on Vunidawa Gold Claim is recommended.

The program would consist of air photo interpretation of the structures, geological mapping, both regionally and detailed on the area of the main showings, geophysical survey using both magnetic and electromagnetic instrumentation in detail over the area of the showings and in a regional reconnaissance survey and geochemical soil sample surveying regionally to identify other areas on the claim that are mineralized and in detail on the known areas of mineralization. The effort of this exploration work is to define and enable interpretation of a follow-up diamond drill program, so that the known mineralization and the whole property can be thoroughly evaluated with the most up to date exploration techniques.

BUDGET

The proposed budget for the recommended work in FJD$47,500 is as follows:

Phase I

1.   Geological Mapping                                                                                                $   9,800

2.   Geophysical Surveying                                                                                           $ 10,200

3.   Geochemical surveying and surface sampling                                                    $ 27,500
     (includes sample collection and assaying)

                                   TOTAL PHASE I                                                      $ 47,500

       GRAND TOTAL EXPLORATION                                                     $ 47,500

STATEMENT OF QUALIFICATIONS

I, JAMES McADAMS, of 22 Toorak Road, Suva, Fiji hereby certify that:

1.	I am a graduate of the University of Queensland, Brisbane, Australia with a Bachelor of Science degree in Geology (1969) and a Master’s of Science (1973) from the same University;

2.           I have worked as Geologist for over 35 years;

3.
I have worked as a Geological Consultant for companies in the South Pacific such as Kaviti Gold Mines, Mara Resources, Baumgard ventures and have consulted for several other companies around the world writing reports for their use and am therefore qualified to write this report and recommend the proposed exploration program and budget in this report;

4.           I am a member of the Geological Society of Fiji.

5.	I visited the property from November 1st to November 3rd, 2010. During this visit, I was able to interview field party personnel who were working throughout the property.

6.
I am responsible for this report and the opinions expressed therein including the information in the Appendices which are affixed to this report and are a part of it, and referred to in the report but contain more "field work" type detail and specifications of the analysis.

7.	There are no material facts or material changes in the subject matter of this report that would mislead the reader.

8.	I have no interest, direct or indirect, in the properties or shares of Recursos Montana S. A, nor do I expect to receive any.

9.	I have no prior involvement with this property and have read Instrument and Form 43-101 F1 and this technical report has been prepared in compliance with this instrument and Form 43-101 F1.

10.	I hereby grant my permission for Recursos Montana S. A. to use this report for any corporate use normal to the business of the Company.

Dated at Suva, Fiji, this 5th day of November, 2010.

James McAdams

APPENDIX I
REFERENCES

•	Colley H. 1976. Mineral Deposits of Fiji (metallic deposits). Fiji Mineral Resources Division. Memoir I.

•	GreenSavuraum, D. 1979. Vuda Mining Area: History of Gold Prospecting and Mining (1935 to 1975) and implications for further exploration. Fiji Mineral Resources Division Report 11.

•	Hills, L. Garrety, M. D. 1936. Gold in Fiji. Chemical Engineering and Mining Revgiew XXVIII. (336): 437-440.

•	McConnochie, M. R. 1995. Relinquishment report on the northern portion of SPL 1421, Maele (Text and Appendicies). Emperor Gold Mining co. Ltd. Fiji MRD Exploration Report 1421-1(a). 155pp, 10 figs.

•	Rodda P. 2006. Mining Tenement Mapping and Geological Mapping of Fiji. Annual Report for the year 2006. Parliament of Fiji, Parliamentary Paper 85 of 2102. Pages 5 to 17.

•
Rodda P. 1984. Fifty Years of Gold Production in Fiji. In Rahiman, A. 1984. Mineral Resources Department:  Annual Report for the year 1982. Parliament of Fiji, Parliamentary Paper 13 of 1984. Pages 73-81.

•	Rodda P; Duberai, R. F. 1978. The History of Some Mines and Prospects of Fiji. Fiji Mineral Resources Division Report 7.